UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-13-60

ANNUAL REPORT

FOR THE PERIOD

Beginning January 1, 2003 and ending December 31, 2003

TO THE

U.S. SECURITIES AND EXCHANGE COMMISSION

OF

XCEL ENERGY SERVICES INC.

(Exact Name of Reporting Company)

A Subsidiary SERVICE COMPANY
(“Mutual” or “Subsidiary”)

Date of Incorporation April 2, 1997

State or Sovereign Power under which Incorporated or Organized:Delaware

Location of Principal Executive Offices of Reporting Company:Minneapolis, MN

Name, title, and address of officer to whom correspondence concerning this report should be addressed:

Teresa S. Madden (Name)	Vice President and Controller (Title)	414 Nicollet Mall Minneapolis, MN 55402 (Address)

Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:

XCEL ENERGY INC.

INSTRUCTIONS FOR USE OF FORM U-13-60

1. Time of Filing. —Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2. Number of Copies. —Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3. Period Covered by Report. —The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. Report Format. —Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to each size.

5. Money Amounts Displayed. —All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (210.3-01(b)).

6. Deficits Displayed. —Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X,210.3-01(c))

7. Major Amendments or Corrections. —Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. Definitions. —Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9. Organization Chart. —The service company shall submit with each annual report a copy of its current organization chart.

10. Methods of Allocation. —The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. Annual Statement of Compensation for Use of Capital Billed. —The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

Page 2a

	Schedule or	Page
Description of Schedules and Accounts	Account Number	Number
Miscellaneous General Expenses	Account 930.2	23b
Rents	Account 931	23b
Taxes Other Than Income Taxes	Account 408	24
Donations	Account 426.1	25
Other Deductions	Accounts 426.4 and 426.5	26
Notes to Statements of Income	Schedule XVIII	27
LISTING OF INSTRUCTIONAL FILING REQUIREMENTS
Organization Chart		28
Methods of Allocation		29-29a
Annual Statement of Compensation for Use of Capital Billed		30
Signature Clause		31

ANNUAL REPORT OF XCEL ENERGY SERVICES INC.

SCHEDULE I-COMPARATIVE BALANCE SHEET
(thousands of dollars)

Give balance sheet of the Company as of December 31 of the current and prior year.

			AS OF DECEMBER 31,
ACCOUNT	ASSETS AND OTHER DEBITS		2003	2002
	SERVICE COMPANY PROPERTY
101	Service company property	(Schedule II)	$—	$—
107	Construction work in progress	(Schedule II)	—	—

	Total Property		—	—

108	Less accumulated provision for depreciation and amortization of service company property	(Schedule III)	—	—

	Net Service Company Property		—	—

	INVESTMENTS
123	Investments in associate companies	(Schedule IV)	—	—
124	Other investments	(Schedule IV)	3,707	3,823

	Total Investments		3,707	3,823

	CURRENT AND ACCRUED ASSETS
131	Cash		314	(4,582	)(1)
134	Special deposits		—	—
135	Working funds		15	15
136	Temporary cash investments	(Schedule IV)	—	—
141	Notes receivable		26,175	—
143	Accounts receivable		1,039	1,454
144	Accumulated provision for uncollectable accounts		—	—
146	Accounts receivable from associate companies	(Schedule V)	104,285	99,387
152	Fuel stock expenses undistributed	(Schedule VI)	—	—
154	Materials and supplies		—	—
163	Stores expense undistributed	(Schedule VII)	—	61
165	Prepayments		39,413	47,834
174	Miscellaneous current and accrued assets	(Schedule VIII)	—	—

	Total Current and Accrued Assets		171,241	144,169

	DEFERRED DEBITS
181	Unamortized debt expense		—	—
184	Clearing accounts		1	(11)
186	Miscellaneous deferred debits	(Schedule IX)	62,959	44,644
188	Research, development, or demonstration expenditures	(Schedule X)	—	—
190	Accumulated deferred income taxes		—	—

	Total Deferred Debits		62,960	44,633

	TOTAL ASSETS AND OTHER DEBITS		$237,908	$192,625

     (1) Includes outstanding checks

ANNUAL REPORT OF XCEL ENERGY SERVICES INC.

SCHEDULE I-COMPARATIVE BALANCE SHEET
(thousands of dollars)

			AS OF DECEMBER 31,
ACCOUNT	LIABILITIES AND PROPRIETARY CAPITAL		2003	2002
	PROPRIETARY CAPITAL
201	Common stock issued	(Schedule XI)	$—	$—
211	Miscellaneous paid-in-capital	(Schedule XI)	(38)	(82)
215	Appropriated retained earnings	(Schedule XI)	—	—
216	Unappropriated retained earnings	(Schedule XI)	—	—

	Total Proprietary Capital		(38)	(82)

	LONG-TERM DEBT
223	Advances from associate companies	(Schedule XII)	—	—
224	Other long-term debt	(Schedule XII)	—	—
225	Unamortized premium on long-term debt		—	—
226	Unamortized discount on long-term debt-debit		—	—

	Total Long-Term Debt		—	—

	CURRENT AND ACCRUED LIABILITIES
231	Notes payable		—	—
232	Accounts payable		127,359	79,781
233	Notes payable to associate companies	(Schedule XIII)	46,275	65,909
234	Accounts payable to associate companies	(Schedule XIII)	—	—
236	Taxes accrued		11,040	(939)
237	Interest accrued		—	—
238	Dividends declared		—	—
241	Tax collections payable		2,494	3,101
242	Miscellaneous current and accrued liabilities	(Schedule XIII)	—	(47)

	Total Current and Accrued Liabilities		187,168	147,805

	DEFERRED CREDITS AND OTHER NON-CURRENT LIABILITIES
228	Accumulated provision for pension and benefits		14,032	11,004
253	Other deferred credits		25,239	22,643
255	Accumulated deferred investment tax credits		—	—

	Total Deferred Credits and Other Non-Current Liabilities		39,271	33,647

282	ACCUMULATED DEFERRED INCOME TAXES		11,507	11,255

	TOTAL LIABILITIES AND PROPRIETARY CAPITAL		$237,908	$192,625

ANNUAL REPORT OF XCEL ENERGY SERVICES INC.

For the Year Ended December 31, 2003

SCHEDULE II-SERVICE COMPANY PROPERTY
(thousands of dollars)

	BALANCE AT		RETIREMENTS	OTHER	BALANCE
	BEGINNING		OR	CHANGES	AT CLOSE
DESCRIPTION	OF YEAR	ADDITIONS	SALES	(1), (4)	OF YEAR
SERVICE COMPANY PROPERTY
Account
301 Organization	$—	$—	$—	$—	$—
303 Miscellaneous intangible plant	—	—	—	—	—
304 Land and land rights	—	—	—	—	—
305 Structures and improvements	—	—	—	—	—
306 Leasehold improvements	—	—	—	—	—
307 Equipment (2)	—	—	—	—	—
308 Office furniture and equipment	—	—	—	—	—
309 Automobiles, other vehicles and related garage equipment	—	—	—	—	—
310 Aircraft and airport equipment	—	—	—	—	—
311 Other service company property (3)	—	—	—	—	—

SUB-TOTAL	—	—	—	—	—
107 Construction work in progress (4)			—		—

TOTAL	$—	$—	$—	$—	$—

(1)	Provide an explanation of those changes considered material: None

(2)	Subaccounts are required for each class of equipment owned. The service company shall provide a listing by subaccount of equipment additions during the year and the balance at the close of the year: None

(3)	Describe other service company property: None

(4)	Describe construction work in progress: None

ANNUAL REPORT OF XCEL ENERGY SERVICES INC.

For the Year Ended December 31, 2003

SCHEDULE III-ACCUMULATED PROVISION FOR DEPRECIATION
AND AMORTIZATION OF SERVICE COMPANY PROPERTY
(thousands of dollars)

	BALANCE AT	ADDITIONS	RETIREMENTS	OTHER	BALANCE
	BEGINNING	TO ACCOUNT	OR	CHANGES	AT CLOSE
DESCRIPTION	OF YEAR	403	SALES	(1)	OF YEAR
Account
301 Organization	$—	$—	$—	$—	$—
303 Miscellaneous intangible plant	—	—	—	—	—
304 Land and land rights	—	—	—	—	—
305 Structures and improvements	—	—	—	—	—
306 Leasehold improvements	—	—	—	—	—
307 Equipment	—	—	—	—	—
308 Office furniture and equipment	—	—	—	—	—
309 Automobiles, other vehicles and related garage equipment	—	—	—	—	—
310 Aircraft and airport equipment	—	—	—	—	—
311 Other service company property	—	—	—	—	—

TOTAL	$—	$—	$—	$—	$—

(1)	Provide an explanation of those changes considered material: None

ANNUAL REPORT OF XCEL ENERGY SERVICES INC.

For the Year Ended December 31, 2003

SCHEDULE IV—INVESTMENTS
(thousands of dollars)

INSTRUCTIONS: Complete the following schedule concerning investments.

Under Account 124, “Other Investments”, state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

Under Account 136, “Temporary Cash Investments”, list each investment separately.

		BALANCE AT	BALANCE AT
		BEGINNING	CLOSE
ACCOUNT	ASSETS AND OTHER DEBITS	OF YEAR	OF YEAR
123	Investment in associate companies	$—	$—
124	Other investments:
	Pacific Life Insurance Co.; Key Man Life Insurance (1)	3,321	3,707
	US Bancorp; Rabbi Trust (1)	502	—
136	Temporary cash investments	—	—

	TOTAL	$3,823	$3,707

     (1) Funding vehicles for deferred compensation obligations

ANNUAL REPORT OF XCEL ENERGY SERVICES INC.

For the Year Ended December 31, 2003

SCHEDULE V-ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
(thousands of dollars)

INSTRUCTIONS: Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

	BALANCE AT	BALANCE AT
	BEGINNING	CLOSE
DESCRIPTION	OF YEAR	OF YEAR
Account 146 — Accounts Receivable from Associate Companies
Public Service Company of Colorado (PSCo)	$26,264	$33,138
Northern States Power Company (a Minnesota Corp.) (NSP-MN)	45,398	25,931
Xcel Energy Inc.	6,330	17,718
Southwestern Public Service Company (SPS)	6,335	15,013
Northern States Power Company (a Wisconsin Corp.) (NSP-WI)	4,789	6,652
Xcel Energy Markets Holdings Inc.	231	1,312
Planergy International Inc.	470	1,155
Utility Engineering Corporation	3,238	1,151
Cheyenne Light, Fuel and Power Company	462	761
Xcel Energy International Inc.	27	299
Seren Innovations, Inc.	171	294
e prime, inc.	183	173
Xcel Energy Products and Services Inc.	190	169
XERS Inc.	228	162
1480 Welton, Inc.	136	75
Xcel Energy Ventures Inc.	541	71
NCE Communications, Inc.	1	43
United Power & Land Company	28	37
Xcel Energy Performance Contracting Inc.	—	32
e prime Energy Marketing, Inc.	14	32
Eloigne Company	15	27
P.S.R. Investments, Inc.	4	16
Xcel Energy Wyco Inc.	8	7
Xcel Energy Transco Inc.	—	6
Xcel Energy-Cadence Inc.	(1)	2
WestGas InterState, Inc.	1	2
Reddy Kilowatt Corporation	1	2
Xcel Energy Wholesale Group Inc.	—	2
Xcel Energy Retail Holdings Inc.	—	1
Chippewa and Flambeau Improvement Company	—	1
e prime Florida, Inc.	—	1
Wyco Development LLC	1	—
NRG Energy, Inc.	4,384	—
Viking Gas Transmission Company	146	—
Black Mountain Gas Company	(180)	—
XEPS LLC (dissolved)	(28)	—

TOTAL	$99,387	$104,285

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ANNUAL REPORT OF XCEL ENERGY SERVICES INC.

For the Year Ended December 31, 2003

SCHEDULE V—ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
(thousands of dollars)

INSTRUCTIONS: Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

TOTAL
PAYMENTS
Analysis of Convenience or Accommodation Payments:
NSP-MN	$51,251
PSCo	36,508
SPS	18,377
Xcel Energy Inc.	7,504
NSP-WI	7,475
Xcel Energy Markets Holdings Inc.	2,269
Utility Engineering Corporation	1,483
Seren Innovations, Inc.	855
Cheyenne Light, Fuel and Power Company	606
Xcel Energy International Inc.	327
NRG Energy, Inc.	182
Planergy International Inc.	177
Xcel Energy Products and Services Inc.	173
United Power & Land Company	122
e prime, inc.	89
Black Mountain Gas Company	86
Eloigne Company	67
Viking Gas Transmission Company	47
1480 Welton, Inc.	41
XERS Inc.	32
Xcel Energy Wyco Inc.	6
P.S.R. Investments, Inc.	6
Chippewa and Flambeau Improvement Company	6
NCE Communications, Inc.	4
Xcel Energy-Cadence Inc.	2
Reddy Kilowatt Corporation	1

TOTAL PAYMENTS	$127,696

The majority of convenience payments relate to insurance, donations, employee benefits, postage, freight, printing, facility services, banking activity, legal services, strategic planning contracts, software, hardware, communications and advertising.

ANNUAL REPORT OF XCEL ENERGY SERVICES INC.

For the Year Ended December 31, 2003

SCHEDULE VI—FUEL STOCK EXPENSES UNDISTRIBUTED
(thousands of dollars)

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed “Summary” list below give an overall report of the fuel functions performed by the service company.

DESCRIPTION	LABOR	EXPENSE	TOTAL
Account 152 — Fuel Stock Expenses Undistributed	$—	$—	$—

TOTAL	$—	$—	$—

Summary: None

SCHEDULE VII—STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to stores expenses during the year and indicate amount attributable to each associate company.

DESCRIPTION	LABOR	EXPENSE	TOTAL
Account 163 — Stores Expenses Undistributed	$—	$—	$—

TOTAL	$—	$—	$—

ANNUAL REPORT OF XCEL ENERGY SERVICES INC.

For the Year Ended December 31, 2003

SCHEDULE VIII—MISCELLANEOUS CURRENT AND ACCRUED ASSETS
(thousands of dollars)

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

	BALANCE AT	BALANCE AT
	BEGINNING	CLOSE
DESCRIPTION	OF YEAR	OF YEAR
Account 174 — Miscellaneous Current and Accrued Assets	$—	$—

TOTAL	$—	$—

SCHEDULE IX—MISCELLANEOUS DEFERRED DEBITS
(thousands of dollars)

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

	BALANCE AT	BALANCE AT
	BEGINNING	CLOSE
DESCRIPTION	OF YEAR	OF YEAR
Account 186 — Miscellaneous Deferred Debits Prepaid pension	$44,644	$62,959

TOTAL	$44,644	$62,959

SCHEDULE X—RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES
(thousands of dollars)

INSTRUCTIONS: Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

	BALANCE AT	BALANCE AT
	BEGINNING	CLOSE
DESCRIPTION	OF YEAR	OF YEAR
Account 188 — Research, Development, or Demonstration Expenditures	$—	$—

TOTAL	$—	$—

ANNUAL REPORT OF XCEL ENERGY SERVICES INC.

For the Year Ended December 31, 2003

SCHEDULE XI—PROPRIETARY CAPITAL
(thousands of dollars, except per share data)

OUTSTANDING AT
			PAR OR	CLOSE OF PERIOD
		NUMBER OF	STATED
ACCOUNT		SHARES	VALUE	NUMBER	TOTAL
NUMBER	CLASS OF STOCK	AUTHORIZED	PER SHARE	OF SHARES	AMOUNT
201	Common Stock Issued	1,000	$0.01	1,000	$—

INSTRUCTIONS: Classify amounts in each account with a brief explanation, disclosing the general nature of transactions which give rise to the amounts.

DESCRIPTION	AMOUNT
Account 211 — Miscellaneous Paid-In Capital	$1
— Accumulated Other Comprehensive Income:
unrealized investments gains (losses)	(39)
Account 215 — Appropriated Retained Earnings	—

TOTAL	$(38)

INSTRUCTIONS: Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owned or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

	BALANCE AT			BALANCE
	BEGINNING	NET INCOME	DIVIDENDS	AT CLOSE
DESCRIPTION	OF YEAR	OR (LOSS)	PAID	OF YEAR
Account 216 — Unappropriated Retained Earnings	$—	$—	$—	$—

TOTAL	$—	$—	$—	$—

ANNUAL REPORT OF XCEL ENERGY SERVICES INC.

For the Year Ended December 31, 2003

SCHEDULE XII—LONG-TERM DEBT
(thousands of dollars)

INSTRUCTIONS: Advances from associate companies should be reported separately for advances on notes and advances on open accounts. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 — Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

	TERM OF OBLIGATION				BALANCE AT			BALANCE
	CLASS & SERIES	DATE OF	INTEREST	AMOUNT	BEGINNING		DEDUCTIONS	AT CLOSE
NAME OF CREDITOR	OF OBLIGATION	MATURITY	RATE	AUTHORIZED	OF YEAR	ADDITIONS	(1)	OF YEAR
Account 223 - Advances From Associate Companies:				$—	$—	$—	$—	$—
Account 224 - Other Long-Term Debt:				—	—	—	—	—

TOTAL				$—	$—	$—	$—	$—

(1)	Give an explanation of deductions: None

ANNUAL REPORT OF XCEL ENERGY SERVICES INC.

For the Year Ended December 31, 2003

SCHEDULE XIII—CURRENT AND ACCRUED LIABILITIES
(thousands of dollars)

INSTRUCTIONS: Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

	BALANCE AT	BALANCE AT
	BEGINNING	CLOSE
DESCRIPTION	OF YEAR	OF YEAR
Account 233 — Notes Payable to Associate Companies
Notes Payable - Xcel Energy Inc.	$65,909	$46,275

TOTAL	$65,909	$46,275

Account 234 — Accounts Payable to Associate Companies	$—	$—

TOTAL	$—	$—

Account 242 — Miscellaneous Current and Accrued Liabilities
Current Liability — Suspense Account	$(47)	$—

TOTAL	$(47)	$—

ANNUAL REPORT OF XCEL ENERGY SERVICES INC.

For the Year Ended December 31, 2003

Schedule XIV — NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS: The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Financial Statement Presentation

Xcel Energy Services Inc. (XES or the Company) is a wholly owned subsidiary of Xcel Energy Inc. (Xcel Energy). XES is the service company for Xcel Energy and its subsidiaries and began its operations effective August 1, 2000. XES provides various administrative, management, environmental and other support services to Xcel Energy and its subsidiaries, at cost, pursuant to service agreements approved by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935 (PUHCA), as amended. The majority of the services performed by XES for Xcel Energy and its subsidiaries are provided to Xcel Energy’s four major operating utilities, Northern States Power Company, a Minnesota corporation (NSP-Minnesota), Northern States Power Company, a Wisconsin corporation (NSP-Wisconsin), Public Service Company of Colorado (PSCo) and Southwestern Public Service Company (SPS).

Until 2003, Xcel Energy’s regulated businesses included Viking Gas Transmission Co., which was sold in January 2003, and Black Mountain Gas Co., which was sold in October 2003.

Xcel Energy also divested its ownership interest in NRG Energy, Inc. (NRG), an independent power producer, in 2003. At Dec. 31, 2002, NRG was a wholly-owned subsidiary of Xcel Energy. On May 14, 2003, NRG and certain of its affiliates filed voluntary petitions in the U.S. Bankruptcy Court for the Southern District of New York for reorganization under Chapter 11 of the U.S. Bankruptcy Code to restructure their debt. On Dec. 5, 2003, NRG completed its reorganization and emerged from bankruptcy. As a result, Xcel Energy divested its ownership interest in NRG.

Regulation

XES is subject to regulation by the SEC under the PUHCA. XES’ accounting policies conform to accounting principles generally accepted in the United States of America. XES maintains its accounts in accordance with the Uniform System of Accounts for Mutual Service Companies as administered by the SEC.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amount of financial instruments approximates fair value. Fair values have been determined through information obtained from market sources and management estimates.

Page 14a

Income Taxes

The Company’s operations are included in the consolidated Federal income tax return of Xcel Energy. The allocation of income tax consequences to the Company, including alternative minimum tax, is calculated under a parent company policy which provides that benefits or liabilities created by the Company, computed on a separate return basis, will be allocated to (and paid to or by) the Company to the extent the benefits are usable or additional liabilities are incurred in Xcel Energy’s consolidated tax returns. Deferred taxes are provided on temporary differences between the financial accounting and tax bases of assets and liabilities using the tax rates that are in effect at the balance sheet date (see Note 6).

Stock-based Compensation

The Company uses the intrinsic value based method of accounting for its stock-based compensation plan.

2. COMMON STOCK

XES is authorized to issue 1,000 shares of Common Stock at a par value of one cent ($0.01) per share. As of Dec. 31, 2003, all shares of common stock were issued and held by Xcel Energy.

3. SHORT-TERM BORROWINGS

At Dec. 31, 2003, Xcel Energy had $400 million in credit facilities with several banks.

Period Beginning	Term	Credit Line
November 2000	5 years	$400 million

The line of credit provides short-term financing in the form of notes payable to banks and letters of credit. At Dec. 31, 2003, there were $18.5 million in letters of credit outstanding under the Xcel Energy credit facilities. The borrowing rate under this line of credit is based on either the bank’s published base rate or the applicable London Interbank Offered Rate (LIBOR) plus a euro dollar rate margin.

The Board of Directors has authorized the Company to borrow directly from Xcel Energy. At Dec. 31, intercompany borrowings outstanding and the weighted average interest rate were as follows (dollars in thousands):

	2003	2002
Intercompany borrowings	$20,100	$65,909
Weighted average interest rate	1.24%	2.79%

Beginning in 2003 and upon receiving the necessary state regulatory approvals, NSP-Minnesota, NSP-Wisconsin, PSCo, SPS and Cheyenne Light Fuel and Power (Cheyenne), a wholly-owned utility subsidiary of Xcel Energy, will participate in a utility money pool. At Dec. 31, 2003, Cheyenne is the only utility that has received the necessary approvals for participation in the money pool. The utility money pool arrangement allows excess funds of the holding company to be made available to the utility subsidiaries for short-term borrowing purposes. It also allows excess funds of the utility subsidiaries to be made available to one another; however, the money pool arrangement does not allow loans to the Xcel Energy parent company. The utility money pool is funded with either external or internal funds, or both. The cost of external funds is the underlying cost of credit facility borrowings. The rate for internal funds is the 30-day commercial paper rate for the previous month-end.

XES is the administrator of the utility money pool. At Dec. 31, 2003, XES held a note payable to Xcel Energy and a note receivable from Cheyenne, both in the amount of $26.2 million, related to funds contributed to the utility money pool from Cheyenne. The interest rate for funds in the utility money pool was 1.02% at Dec. 31, 2003.

4. COMMITMENTS AND CONTINGENCIES

Leasing Programs

The Company made payments for leases of various facilities used in the normal course of business. The majority of the operating leases are under a leasing program that has initial noncancelable terms of one year, while the remaining leases have various terms. These leases may be renewed or replaced. No material restrictions exist in these leasing agreements concerning

Page 14b

dividends, additional debt, or further leasing. Rental expense for the years ended Dec. 31, 2003 and 2002 was approximately $12.5 million and $18.0 million, respectively.

Estimated future minimum lease payments at Dec. 31, 2003 are as follows (thousands of dollars):

2004	$10,092
2005	10,383
2006	8,405
2007	5,907
2008	5,907
All years thereafter	5,907

Technology Agreement

XES has a contract that extends through 2011 with International Business Machines Corporation (IBM) for information technology services. The contract is cancelable at our option, although there are financial penalties for early termination. In 2003, XES paid IBM $114.2 million under the contract and $19.4 million for other project business. The contract also has a committed minimum payment each year from 2004 through 2011.

5. BENEFIT PLANS AND OTHER POSTRETIREMENT BENEFITS

Xcel Energy offers various benefit plans to its benefit employees. At Dec. 31, 2003, there were 10,854 Xcel Energy employees (including 2,973 Company employees) eligible for benefits.

Pensions

The Company participates in various tax qualified noncontributory defined benefit pension plans, which cover substantially all Xcel Energy employees. Xcel Energy, as the plan sponsor, has overall responsibility for directly allocating such costs of each individual plan to each of the participating employers. The plans’ actuary determined this allocation based on benefit obligations for active participants. Benefits are based on a combination of years of service, the employee’s average pay and Social Security benefits.

Xcel Energy’s policy is to fully fund into an external trust the actuarially determined pension costs recognized for ratemaking and financial reporting purposes, subject to the limitations of applicable employee benefit and tax laws. Plan assets principally consist of the common stock of public companies, corporate bonds and U.S. government securities. The target range for the Plan’s asset allocation is 75 to 80 percent with equity investments, 5 to 10 percent with fixed income investments, no cash investments and 10 to 15 percent with nontraditional investments, such as real estate, timber ventures, private equity and venture capital.

The actual composition of pension plan assets at Dec. 31 was:

	2003	2002
Equity securities	75%	68%
Debt securities	14	16
Real estate	3	—
Cash	—	4
Nontraditional investments	8	12

	100%	100%

Page 14c

Summary information of the actuarially computed benefit obligation, plan assets, funded status and prepaid pension asset for the Xcel Energy plans at Dec. 31, 2003 and 2002, is presented in the following table (in thousands):

	2003	2002
Benefit obligation	$2,632,491	$2,505,576
Fair value of plan assets	3,024,661	2,639,963

Funded status: Plan assets exceed benefit obligations	$392,170	$134,387

Xcel Energy prepaid pension asset	$567,227	$466,229

The Company’s net periodic pension credit for the years ended Dec. 31, 2003 and 2002 was $18.3 million and $22.7 million, respectively. Significant assumptions used by the Company’s actuary in the determination of these amounts are presented in the following table:

	2003	2002
Significant assumptions used to measure benefit obligations:
Discount rate for year-end valuation	6.25%	6.75%
Expected average long-term increase in compensation level	3.50%	4.00%
Significant assumptions used to measure costs:
Expected average long-term rate of return on assets	9.25%	9.50%

Defined Contribution Plans

The Company participates in various defined contribution plans, which cover substantially all Xcel Energy employees. Total contributions to these plans by Xcel Energy were approximately $15.9 million and $18.3 million in 2003 and 2002, respectively.

Until May 6, 2002, Xcel Energy had a leveraged employee stock ownership plan (ESOP) that covered substantially all employees of NSP-Minnesota and NSP-Wisconsin. Xcel Energy made contributions to this noncontributory, defined contribution plan to the extent it realized tax savings from dividends paid on certain ESOP shares. ESOP contributions had no material effect on Xcel Energy earnings because the contributions were essentially offset by the tax savings provided by the dividends paid on ESOP shares. Xcel Energy allocated leveraged ESOP shares to participants when it repaid ESOP loans with dividends on stock held by the ESOP.

In May 2002, the ESOP was terminated and its assets were combined into the Xcel Energy Retirement Savings 401(k) Plan. The ESOP component of the 401(k) Plan is no longer leveraged.

Postretirement Health Care Benefits

The Company participates in various health and welfare plans administered by Xcel Energy. Xcel Energy has contributory health and welfare benefit plans that provide health care and death benefits to most Xcel Energy retirees. The NSP plan was terminated for nonbargaining employees retiring after 1998 and for bargaining employees after 1999. In conjunction with the 1993 adoption of Statement of Financial Accounting Standards No. 106 – “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” Xcel Energy elected to amortize the unrecognized accumulated postretirement benefit obligation (APBO) on a straight-line basis over 20 years.

The investment strategy for the postretirement health care fund assets is fairly conservative, with minimal exposure to equity markets and a focus on fixed income and cash equivalents to preserve investment capital while earning modest income.

Page 14d

The actual composition of postretirement benefit plan assets at Dec. 31, was:

	2003	2002
Fixed income/debt securities	2%	2%
Equity mutual fund securities	14	12
Cash equivalents	84	85
Other	—	1

	100%	100%

Summary information of the actuarially computed benefit obligation, plan assets, funded status and accrued benefit cost for the Xcel Energy plans at Dec. 31 is presented in the following table (in thousands):

	2003	2002
Benefit obligation	$775,230	$767,975
Fair value of plan assets	285,861	250,983

Funded status: Plan obligations exceed assets	$489,369	$516,992

Xcel Energy accrued benefit liability recorded	$120,510	$151,967

The Company’s net periodic postretirement benefit cost for the years ended Dec. 31, 2003 and 2002 was $1.3 million and $2.7 million, respectively. Significant assumptions used by the Company’s actuary in the determination of these amounts are presented in the following table:

	2003	2002
Significant assumptions used to measure benefit obligations:
Discount rate for year-end valuation	6.25%	6.75%
Significant assumptions used to measure costs:
Expected average long-term rate of return on assets	8.0-9.0%	9.0%

The assumed health care cost trend rate for 2003 is approximately 7.5 percent, decreasing gradually to 5.5 percent in 2007 and remaining level thereafter. A 1-percent increase in the assumed health care cost trend rate would increase the Company’s total accumulated benefit obligation by approximately $2,943,000 and the service and interest cost components of net periodic postretirement benefit costs by approximately $233,000. A 1-percent decrease in the assumed health care cost trend rate will decrease the Company’s total accumulated benefit obligation by approximately $2,544,000 and the service and interest cost components of net periodic postretirement benefit costs by approximately $202,000.

Impact of 2003 Medicare Legislation – On Dec. 8, 2003, President Bush signed into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act). The Act expanded Medicare to include, for the first time, coverage for prescription drugs. This new coverage is generally effective Jan. 1, 2006. Many of Xcel Energy’s retiree medical programs provide prescription drug coverage for retirees over age 65 with coverage at least equivalent to the benefit to be provided under Medicare. While retirees remain in Xcel Energy’s postretirement health care plan without participating in the new Medicare prescription drug coverage, Medicare will share the cost of Xcel Energy’s plan. This legislation has therefore reduced Xcel Energy’s share of the obligation for future retiree medical benefits.

The postretirement health care benefit obligation shown in the chart previously is the actuarial present value, as of Dec. 31, 2003, of Xcel Energy’s share of future retiree medical benefits attributable to service through the current year. This obligation has been reduced to reflect the effects of this legislation. The FASB has not yet issued authoritative guidance on the method it prefers to reflect the Act in these calculations. In addition, regulations implementing this legislation have not yet been issued by Medicare agencies. As a result, when guidance and regulations are issued, the estimates of future costs and obligations could change and previously estimated information may require revision.

As of Dec. 31, 2003, Xcel Energy had reduced the postretirement health care benefit obligation by $64.6 million due to the expected sharing of the cost of the program by Medicare under the new legislation. Also, beginning in 2004, it is expected that the annual net periodic postretirement benefit cost will be reduced by approximately $10 million as a result of the expected sharing of the cost of the program by Medicare, with similar savings in subsequent years. This reduction includes both the decrease in the cost of future benefits being earned during this year, and an amortization of the benefit obligation reduction,

Page 14e

previously noted, over approximately nine years. These estimated reductions do not reflect any changes that may result in future levels of participation in the plan or the associated per capita claims cost due to the availability of prescription drug coverage for Medicare-eligible retirees. Also, in reflecting this legislation, Medicare cost sharing for a plan has been assumed only if Xcel Energy’s projected contribution to the plan is expected to be at least equal to the Medicare Part D basic benefit.

6. INCOME TAXES

The provision for income taxes for the years ended Dec. 31, 2003 and 2002 consist of the following (in thousands of dollars):

	2003	2002
Current income taxes:
Federal	$164	$(2,833)
State	(380)	(393)

Total current income taxes	(216)	(3,226)

Deferred income taxes:
Federal	380	1,319
State	71	183

Total deferred income taxes	451	1,502

Total provision for income taxes	$235	$(1,724)

A reconciliation of the statutory U.S. income tax rate and the effective tax rates for the years ended Dec. 31, 2003 and 2002 follows (dollars in thousands):

	2003		2002
Tax computed at U.S. statutory rate on pre-tax accounting income	$82	35%	$(604)	35%
Increase (decrease) in tax from:
State income taxes, net of Federal income tax benefit	(211)	(90)	(136)	7
Non-deductible business meals	395	168	110	(6)
Stock options	(155)	(66)	(1,838)	107
Lobbying expenses	140	60	709	(41)
Other	(16)	(7)	35	(2)

Total income taxes	$235	100%	$(1,724)	100%

Page 14f

The tax effects of significant temporary differences representing deferred tax liabilities and assets are as follows (in thousands):

	2003	2002
Deferred income tax liabilities:
Difference between book and tax basis of property	$1,415	$—
Information systems charges	2,500	4,537
Pension related costs	19,929	12,338
Rent adjustments	2,307	2,307
Vacation liability	652	447
Prepaid advertising	175	—

Total	$26,978	$19,629

Deferred income tax assets:
Postretirement benefit costs	$4,913	$4,249
Employee severance costs	504	4,125
NOL carryforward adjustment	199	—
Executive incentive plans	9,855	—

Total	$15,471	$8,374

Net deferred income tax liability	$11,507	$11,255

ANNUAL REPORT OF XCEL ENERGY SERVICES INC.

For the Year Ended December 31, 2003

SCHEDULE XV - COMPARATIVE STATEMENT OF INCOME
(thousands of dollars)

		CURRENT	PRIOR
ACCOUNT	DESCRIPTION	YEAR	YEAR
	INCOME
457	Services rendered to associate companies	$707,781	$633,205
458	Services rendered to nonassociate companies	—	—
421	Miscellaneous income and loss	—	—

	TOTAL INCOME	707,781	633,205

	EXPENSES
920	Salaries and wages	267,482	219,445
921	Office supplies and expenses	242,493	419,257
922	Administrative expenses transferred - credit	(11,370)	(174,628)
923	Outside services employed	94,845	101,253
924	Property insurance	72	141
925	Injuries and damages	4,222	7,324
926	Employee pensions and benefits	22,021	6,641
928	Regulatory commission expenses	(5)	(36)
930.1	General advertising expenses	13,767	9,071
930.2	Miscellaneous general expenses	15,250	14,533
931	Rents	9,169	7,930
932	Maintenance of structures and equipment	1	—
935	Maintenance of general plant	—	—
	OTHER EXPENSES
403	Depreciation and amortization expense	—	—
408	Taxes other than income taxes	17,389	14,760
409	Income taxes	(216)	(3,226)
410	Provision for deferred income taxes	451	1,502
411	Provision for deferred income taxes - credit	—	—
411.5	Investment tax credit	—	—
416	Expense from merchandise jobbing and contract work	—	—
417.1	Expenses of nonutility operations	—	—
426.1	Donations	3,728	1,310
426.4	Civic and Political Activities	3,578	—
426.5	Other deductions	23,866	6,942
427	Interest on long-term debt	—	—
430	Interest on debt to associate companies	1,635	1,345
431	Other interest expense	(597)	(359)

	TOTAL EXPENSE	707,781	633,205

	NET INCOME OR (LOSS)	$—	$—

ANNUAL REPORT OF XCEL ENERGY SERVICES INC.

For the Year Ended December 31, 2003

ANALYSIS OF BILLING

ASSOCIATE COMPANIES—ACCOUNT 457
(thousands of dollars)

	DIRECT	INDIRECT	COMPENSATION	TOTAL
	COSTS	COSTS	FOR USE	AMOUNT
NAME OF ASSOCIATE COMPANY	CHARGED	CHARGED	OF CAPITAL	BILLED
	457-1	457-2	457-3
NSP-MN	$226,870	$39,406	$241	$266,517
PSCo	220,388	38,164	735	259,287
SPS	72,251	14,390	171	86,812
NSP-WI	36,548	6,954	38	43,540
Xcel Energy Inc.	26,610	3,015	20	29,645
Cheyenne Light, Fuel and Power Company	2,700	767	23	3,490
Utility Engineering Corporation	1,726	1,675	18	3,419
NRG Energy, Inc.	1,243	1,664	231	3,138
Xcel Energy Transco Inc.	2,638	52	57	2,747
XERS Inc.	1,989	99	2	2,090
e prime, inc.	1,388	291	7	1,686
Seren Innovations, Inc.	844	717	2	1,563
Xcel Energy International Inc.	1,106	66	1	1,173
Planergy International Inc.	479	131	89	699
1480 Welton, Inc.	56	338	—	394
Public Service Company of Colorado (Hayden)	261	3	—	264
Viking Gas Transmission Company	207	—	—	207
Eloigne Company	114	62	—	176
e-prime Energy Marketing, Inc.	157	4	—	161
Black Mountain Gas Company	68	89	—	157
Public Service Company of Colorado (Tri-State)	112	—	—	112
P.S.R. Investments, Inc.	87	19	—	106
NCE Communications, Inc.	82	9	—	91
Xcel Energy Markets Holdings Inc.	59	—	3	62
Xcel Energy WYCO Inc.	22	21	—	43
United Power and Land Company	32	10	—	42
Xcel Energy Performance Contracting Inc.	35	1	—	36
Xcel Energy Products and Services Inc.	31	—	—	31
WestGas InterState, Inc.	23	1	—	24
Chippewa and Flambeau Improvement Company	21	—	—	21
Reddy Kilowatt Corporation	4	4	—	8
Xcel Energy Wholesale Group Inc.	8	—	—	8
Xcel Energy-Cadence Inc.	6	—	—	6
NSP Lands, Inc.	6	—	—	6
e-prime Florida, Inc.	6	—	—	6
Xcel Energy Ventures Inc.	2	—	3	5
Clearwater Investments, Inc.	4	—	—	4
Xcel Energy Retail Holdings Inc.	2	—	—	2
Texas Ohio Pipeline, Inc.	1	—	—	1
Xcel Energy-Centrus Inc. (dissolved)	1	—	—	1
XEPS LLC (dissolved)	1	—	—	1

TOTAL	$598,188	$107,952	$1,641	$707,781

ANNUAL REPORT OF XCEL ENERGY SERVICES INC.

For the Year Ended December 31, 2003

ANALYSIS OF BILLING

NONASSOCIATE COMPANIES—ACCOUNT 458
(thousands of dollars)

INSTRUCTIONS: Provide a brief description of the services rendered to each nonassociate company.

NAME OF	DIRECT	INDIRECT	COMPENSATION		EXCESS	TOTAL
NONASSOCIATE	COSTS	COSTS	FOR USE	TOTAL	OR	AMOUNT
COMPANY	CHARGED	CHARGED	OF CAPITAL	COST	DEFICIENCY	BILLED
	458-1	458-2	458-3		458-4
None

ANNUAL REPORT OF XCEL ENERGY SERVICES INC.

For the Year Ended December 31, 2003

SCHEDULE XVI—ANALYSIS OF CHARGES FOR SERVICE—ASSOCIATE AND NONASSOCIATE COMPANIES
(thousands of dollars)

INSTRUCTIONS: Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

		ASSOCIATE COMPANY CHARGES			NONASSOCIATE COMPANY CHARGES
		DIRECT	INDIRECT
ACCOUNT	DESCRIPTION OF ITEMS	COST	COST	TOTAL	(None)
920	Salaries and wages	$236,219	$31,263	$267,482
921	Office supplies and expenses	204,128	38,365	242,493
922	Administrative expense transferred - credit	(11,370)	—	(11,370)
923	Outside services employed	80,748	14,097	94,845
924	Property insurance	66	6	72
925	Injuries and damages	1,453	2,769	4,222
926	Employee pensions and benefits	17,507	4,514	22,021
928	Regulatory commission expense	(40)	35	(5)
930.1	General advertising expenses	7,575	6,192	13,767
930.2	Miscellaneous general expense	12,570	2,680	15,250
931	Rents	8,948	221	9,169
932	Maintenance of structures and equipment	1	—	1
403	Depreciation and amortization expense	—	—	—
408	Taxes other than income taxes	14,787	2,602	17,389
409	Income taxes	(216)	—	(216)
410	Provision for deferred income taxes	451	—	451
411	Provision for deferred income taxes-credit	—	—	—
411.5	Investment tax credit	—	—	—
426.1	Donations	703	3,025	3,728
426.4	Civic and Political Activities	2,573	1,005	3,578
426.5	Other deductions	22,091	1,775	23,866
427	Interest on long-term debt	—	—	—
431	Other interest expense	—	(597)	(597)

	TOTAL EXPENSES	598,194	107,952	706,145

	Compensation for use of equity capital	—	—	—
430	Interest on debt to associate companies	1,635	—	1,635

	TOTAL COST OF SERVICE	$599,829	$107,952	$707,781

ANNUAL REPORT OF XCEL ENERGY SERVICES INC.

For the Year Ended December 31, 2003

SCHEDULE XVII-SCHEDULE OF EXPENSE
BY DEPARTMENT OR SERVICE FUNCTION
(thousands of dollars)

INSTRUCTIONS: Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts).

				DEPARTMENT OR SERVICE FUNCTION
		TOTAL		EXECUTIVE	INVESTOR	INTERNAL
ACCOUNT	DESCRIPTION OF ITEMS	AMOUNT	OVERHEAD	MGMT SRVS	RELATIONS	AUDIT	LEGAL
920	Salaries and wages	267,482	98,019	1,704	555	1,283	3,503
921	Office supplies and expenses	242,493		1,025	1,574	149	1,081
922	Administrative expense transferred - credit	(11,370)
923	Outside services employed	94,845		1,766	680	90	4,260
924	Property insurance	72					2
925	Injuries and damages	4,222	1,514
926	Employee pensions and benefits	22,021	22,021
928	Regulatory commission expense	(5)
930.1	General advertising expenses	13,767			5
930.2	Miscellaneous general expense	15,250		1,693	848
931	Rents	9,169
932	Maintenance of structures and equipment	1
935	Maintenance of general plant	—
403	Depreciation and amortization expense	—
408	Taxes other than income taxes	17,389	17,375
409	Income taxes	(216)
410	Provision for deferred income taxes	451
411	Provision for deferred income taxes-credit	—
411.5	Investment tax credit	—
426.1	Donations	3,728		141
426.4	Civic and Political Activities	3,578	167	60	247
426.5	Other deductions	23,866		33			951
427	Interest on long-term debt	—
430	Interest on debt to associate companies	1,635
431	Other interest expense	(597)

	TOTAL EXPENSES	$707,781	$139,096	$6,422	$3,909	$1,522	$9,797

Page 19a

ANNUAL REPORT OF XCEL ENERGY SERVICES INC.

For the Year Ended December 31, 2003

SCHEDULE XVII-SCHEDULE OF EXPENSE
BY DEPARTMENT OR SERVICE FUNCTION
(thousands of dollars)

INSTRUCTIONS: Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts).

		DEPARTMENT OR SERVICE FUNCTION
				CORP
		CLAIMS	CORPORATE	STRATEGY &	GOVERNMENT	FACILITIES &
ACCOUNT	DESCRIPTION OF ITEMS	SERVICES	COMMUNICATIONS	BUS DEVELOP	AFFAIRS	REAL ESTATE
920	Salaries and wages	613	2,541	1,764	900	2,034
921	Office supplies and expenses	136	2,559	1,079	522	5,204
922	Administrative expense transferred - credit					(367)
923	Outside services employed	35	1,359	2,496	140	4,187
924	Property insurance	4			1	2
925	Injuries and damages
926	Employee pensions and benefits
928	Regulatory commission expense			36
930.1	General advertising expenses		12,551
930.2	Miscellaneous general expense			1,203	112
931	Rents		7		145	6,846
932	Maintenance of structures and equipment					1
935	Maintenance of general plant
403	Depreciation and amortization expense
408	Taxes other than income taxes
409	Income taxes
410	Provision for deferred income taxes
411	Provision for deferred income taxes-credit
411.5	Investment tax credit
426.1	Donations		3,298	1	113
426.4	Civic and Political Activities		5	437	2,599
426.5	Other deductions		(13)	341	8
427	Interest on long-term debt
430	Interest on debt to associate companies
431	Other interest expense

	TOTAL EXPENSES	$788	$22,307	$7,357	$4,540	$17,907

19b

ANNUAL REPORT OF XCEL ENERGY SERVICES INC.

For the Year Ended December 31, 2003

SCHEDULE XVII-SCHEDULE OF EXPENSE
BY DEPARTMENT OR SERVICE FUNCTION
(thousands of dollars)

INSTRUCTIONS: Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts).

		DEPARTMENT OR SERVICE FUNCTION
		FACILITIES		SUPPLY CHAIN
		ADMINISTRATIVE	SUPPLY	SPECIAL	HUMAN	FINANCE &
ACCOUNT	DESCRIPTION OF ITEMS	SERVICES	CHAIN	PROGRAMS	RESOURCES	TREASURY
920	Salaries and wages	132	4,338	211	10,014	2,211
921	Office supplies and expenses	2,541	1,723	33	6,127	980
922	Administrative expense transferred - credit		(7,179)	(368)
923	Outside services employed	676	292	3,564	2,777	35
924	Property insurance				6	1
925	Injuries and damages				91	2,617
926	Employee pensions and benefits
928	Regulatory commission expense
930.1	General advertising expenses				6
930.2	Miscellaneous general expense				1
931	Rents	372			15	18
932	Maintenance of structures and equipment
935	Maintenance of general plant
403	Depreciation and amortization expense
408	Taxes other than income taxes
409	Income taxes
410	Provision for deferred income taxes
411	Provision for deferred income taxes-credit
411.5	Investment tax credit
426.1	Donations				2	3
426.4	Civic and Political Activities				7
426.5	Other deductions		65		229
427	Interest on long-term debt
430	Interest on debt to associate companies
431	Other interest expense
		\
	TOTAL EXPENSES	$3,721	$(761)	$3,440	$19,275	$5,865

19c

ANNUAL REPORT OF XCEL ENERGY SERVICES INC.

For the Year Ended December 31, 2003

SCHEDULE XVII-SCHEDULE OF EXPENSE
BY DEPARTMENT OR SERVICE FUNCTION
(thousands of dollars)

INSTRUCTIONS: Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts).

		DEPARTMENT OR SERVICE FUNCTION
		ACCOUNTING	BUSINESS UNIT
		FINANCIAL RPTG	ACCOUNTING	PAYMENT &	RECEIPTS
ACCOUNT	DESCRIPTION OF ITEMS	AND TAXES	AND BUDGETING	REPORTING	PROCESSING	PAYROLL
920	Salaries and wages	9,362	11,406	893	628	545
921	Office supplies and expenses	8,716	18,781	266	179	504
922	Administrative expense transferred - credit	(4)
923	Outside services employed	10,377	4,742	425	154	69
924	Property insurance	1
925	Injuries and damages
926	Employee pensions and benefits
928	Regulatory commission expense
930.1	General advertising expenses		22
930.2	Miscellaneous general expense	11,166
931	Rents	12	1	1	414
932	Maintenance of structures and equipment
935	Maintenance of general plant
403	Depreciation and amortization expense
408	Taxes other than income taxes	14
409	Income taxes	(216)
410	Provision for deferred income taxes	451
411	Provision for deferred income taxes-credit
411.5	Investment tax credit
426.1	Donations		162
426.4	Civic and Political Activities		56
426.5	Other deductions	21,855	176			4
427	Interest on long-term debt
430	Interest on debt to associate companies	1,635
431	Other interest expense	(597)

	TOTAL EXPENSES	$62,772	$35,346	$1,585	$1,375	$1,122

19d

ANNUAL REPORT OF XCEL ENERGY SERVICES INC.

For the Year Ended December 31, 2003

SCHEDULE XVII-SCHEDULE OF EXPENSE
BY DEPARTMENT OR SERVICE FUNCTION
(thousands of dollars)

INSTRUCTIONS: Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts).

DEPARTMENT OR SERVICE FUNCTION
			ENERGY SUPPLY	ENERGY SUPPLY	ENERGY MARKETS
		RATES &	ENGINEERING &	BUSINESS	REGULATED TRADING
ACCOUNT	DESCRIPTION OF ITEMS	REGULATION	ENVIRONMENTAL	RESOURCES	AND MARKETING
920	Salaries and wages	5,069	4,637	10,077	10,122
921	Office supplies and expenses	1,050	1,523	5,914	2,151
922	Administrative expense transferred - credit
923	Outside services employed	337	2,713	1,550	833
924	Property insurance	1	6	8	1
925	Injuries and damages
926	Employee pensions and benefits
928	Regulatory commission expense
930.1	General advertising expenses	(13)
930.2	Miscellaneous general expense		145		20
931	Rents	28	2	33	74
932	Maintenance of structures and equipment
935	Maintenance of general plant
403	Depreciation and amortization expense
408	Taxes other than income taxes
409	Income taxes
410	Provision for deferred income taxes
411	Provision for deferred income taxes-credit
411.5	Investment tax credit
426.1	Donations		1		5
426.4	Civic and Political Activities
426.5	Other deductions
427	Interest on long-term debt
430	Interest on debt to associate companies
431	Other interest expense

	TOTAL EXPENSES	$6,472	$9,027	$17,582	$13,206

19 e

ANNUAL REPORT OF XCEL ENERGY SERVICES INC.

For the Year Ended December 31, 2003

SCHEDULE XVII-SCHEDULE OF EXPENSE
BY DEPARTMENT OR SERVICE FUNCTION
(thousands of dollars)

INSTRUCTIONS: Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts).

		DEPARTMENT OR SERVICE FUNCTION
			ENERGY	ENERGY DELIVERY	ENERGY DELIVERY
		ENERGY MARKETS	DELIVERY	CONSTRUCTION	ENGINEERING/
ACCOUNT	DESCRIPTION OF ITEMS	FUEL PROCUREMENT	MARKETING	OPERATION & MTCE	DESIGN
920	Salaries and wages	2,998	1,028	12,573	19,937
921	Office supplies and expenses	657	388	7,463	20,710
922	Administrative expense transferred - credit
923	Outside services employed	56	166	3,618	23,964
924	Property insurance	1		7	9
925	Injuries and damages
926	Employee pensions and benefits
928	Regulatory commission expense			(41)
930.1	General advertising expenses				15
930.2	Miscellaneous general expense	12
931	Rents	7	1	18	795
932	Maintenance of structures and equipment
935	Maintenance of general plant
403	Depreciation and amortization expense
408	Taxes other than income taxes
409	Income taxes
410	Provision for deferred income taxes
411	Provision for deferred income taxes-credit
411.5	Investment tax credit
426.1	Donations		1
426.4	Civic and Political Activities
426.5	Other deductions				1
427	Interest on long-term debt
430	Interest on debt to associate companies
431	Other interest expense

	TOTAL EXPENSES	$3,731	$1,584	$23,638	$65,431

19 f

ANNUAL REPORT OF XCEL ENERGY SERVICES INC.

For the Year Ended December 31, 2003

SCHEDULE XVII-SCHEDULE OF EXPENSE
BY DEPARTMENT OR SERVICE FUNCTION
(thousands of dollars)

INSTRUCTIONS: Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts).

		DEPARTMENT OR SERVICE FUNCTION
		MARKETING	CUSTOMER	INFORMATION	AVIATION
ACCOUNT	DESCRIPTION OF ITEMS	AND SALES	SERVICE	TECHNOLOGY	SERVICES	FLEET
920	Salaries and wages	12,619	28,146	6,488	634	498
921	Office supplies and expenses	4,067	40,302	99,818	5,018	253
922	Administrative expense transferred - credit			(62)	(3,390)
923	Outside services employed	1,420	3,353	18,608	90	13
924	Property insurance	7	14			1
925	Injuries and damages
926	Employee pensions and benefits
928	Regulatory commission expense
930.1	General advertising expenses	486	695
930.2	Miscellaneous general expense	50
931	Rents	11	27	342
932	Maintenance of structures and equipment
935	Maintenance of general plant
403	Depreciation and amortization expense
408	Taxes other than income taxes
409	Income taxes
410	Provision for deferred income taxes
411	Provision for deferred income taxes-credit
411.5	Investment tax credit
426.1	Donations	1
426.4	Civic and Political Activities
426.5	Other deductions	216
427	Interest on long-term debt
430	Interest on debt to associate companies
431	Other interest expense

	TOTAL EXPENSES	$18,877	$72,537	$125,194	$2,352	$765

ANNUAL REPORT OF XCEL ENERGY SERVICES INC.

For the Year Ended December 31, 2003

DEPARTMENTAL ANALYSIS OF SALARIES–ACCOUNT 920
(thousands of dollars)

	DEPARTMENTAL SALARY EXPENSE
	INCLUDED IN AMOUNTS BILLED TO:
					NUMBER OF
NAME OF DEPARTMENT	TOTAL	PARENT	OTHER	NON-	PERSONNEL
OR SERVICE FUNCTION	AMOUNT	COMPANY	ASSOCIATES	ASSOCIATES	END OF YEAR
Executive Management Services	$2,264	$84	$2,180	$—	10
Internal Audit	1,723	50	1,673	—	21
Aviation Services	847		847	—	9
Government Affairs	1,206	24	1,182	—	24
Corporate and Employee Communications	3,402	64	3,338	—	38
Legal	4,695	119	4,576	—	38
Claims Services	826		826	—	13
Corporate Strategy and Business Development	2,360	117	2,243	—	26
Energy Supply Business Resources	13,270		13,270	—	134
Energy Markets Regulated Trading & Marketing	13,387		13,387	—	120
Energy Supply Engineering & Environmental	6,179		6,179	—	85
Energy Markets Fuel Procurement	3,144		3,144	—	35
Information Technology	8,776	124	8,652	—	85
Supply Chain	5,746		5,746	—	73
Supply Chain Special Programs	283		283	—	25
Investor Relations	722	36	686	—	7
Payment & Reporting	1,195		1,195	—	22
Human Resources	53,103	970	52,133	—	207
Payroll	733		733	—	11
Rates and Regulation	6,798		6,798	—	71
Accounting, Financial Reporting and Taxes	12,237	2,307	9,930	—	136
Energy Delivery Engineering/Design	26,398		26,398	—	368
Energy Delivery Construction, Oper & Maint	16,645		16,645	—	121
Fleet	668		668	—	9
Energy Delivery Marketing	1,382		1,382	—	16
Customer Service	36,799		36,799	—	910
Marketing and Sales	17,187		17,187	—	229
Facilities & Real Estate	2,710		2,710	—	22
Facilities Administrative Services	177	10	167	—	18
Finance & Treasury	2,960	131	2,829	—	27
Business Unit Accounting and Budgeting	18,849		18,849	—	197
Receipts Processing	811		811	—	20

TOTAL	$267,482	$4,036	$263,446	$—	3,127 *

*Includes temporary employees

ANNUAL REPORT OF XCEL ENERGY SERVICES INC.

For the Year Ended December 31, 2003

OUTSIDE SERVICES EMPLOYED–ACCOUNT 923
(thousands of dollars)

INSTRUCTIONS: Provide a breakdown of outside services employed. If the aggregate amounts paid to any one payee and included within one category is less than $25,000, only the aggregate number and amount of all such payments included within the subaccounts need be shown. Provide a subtotal for each type of service.

		RELATIONSHIP
	SERVICES	A’=ASSOCIATED
FROM WHOM PURCHASED	PROVIDED	“NA”=NONASSOCIATED	AMOUNT
Legal Services
American Arbitration Association	Legal Services	NA	$61
Briggs & Morgan	Legal Services	NA	540
Denton Wilde & Sapte	Legal Services	NA	78
Dorsey & Whitney, LLP	Legal Services	NA	157
Ducker Montgomery & Lewis PC	Legal Services	NA	28
Elzi Pringle & Gurr	Legal Services	NA	26
Gorsuch Kirgis LLC	Legal Services	NA	84
Gray, Plant, Mooty, Mooty	Legal Services	NA	76
Hinkle, Hensley, Shanor & Martin	Legal Services	NA	182
Holland & Hart, LLP	Legal Services	NA	87
Hunton & Williams	Legal Services	NA	30
Jones, Day, Reavis & Pouge	Legal Services	NA	1,336
Kamlet, Shepherd & Reichert	Legal Services	NA	29
Marval & O’Farrell	Legal Services	NA	225
McDermott, Will & Emery	Legal Services	NA	384
Merchant & Gould PC	Legal Services	NA	27
Meyer, Suozzi, English & Klein	Legal Services	NA	57
Michael, Best & Friedrich	Legal Services	NA	27
Rider, Bennett, Egan & Arundel	Legal Services	NA	48
Skadden, Arps, Slate, Meagher & Flom	Legal Services	NA	163
Susan Ahlfs	Legal Services	NA	27
Thompson, Hine & Flory, LLP	Legal Services	NA	66
White & Steele	Legal Services	NA	28
Winston & Strawn	Legal Services	NA	89
Other (70)	Various		127

	Total Legal Services		3,983

Auditing, Tax, Consulting and Accounting Services
Deloitte & Touche LLP	Auditing, Tax and Other Services	NA	3,124
Price Waterhouse Coopers	Auditing, Tax and Other Services	NA	351
KPMG LLP	Auditing, Tax and Other Services	NA	26
Jefferson Wells	Auditing, Tax and Other Services	NA	630

	Total Auditing, Tax, Consulting and Other Services		4,131

Page 21a

ANNUAL REPORT OF XCEL ENERGY SERVICES INC.

For the Year Ended December 31, 2003

OUTSIDE SERVICES EMPLOYED–ACCOUNT 923
(thousands of dollars)

INSTRUCTIONS: Provide a breakdown of outside services employed. If the aggregate amounts paid to any one payee and included within one category is less than $25,000, only the aggregate number and amount of all such payments included within the subaccounts need be shown. Provide a subtotal for each type of service.

		RELATIONSHIP
	SERVICES	A’=ASSOCIATED
FROM WHOM PURCHASED	PROVIDED	“NA”=NONASSOCIATED	AMOUNT
Consulting/Outside Services
AA American Moving & Storage	Consulting/Outside Services	NA	36
Accountemps Inc.	Consulting/Outside Services	NA	233
ACEEE	Consulting/Outside Services	NA	47
Ackerman Construction	Consulting/Outside Services	NA	83
Acme $ of Ormond Beach, Inc.	Consulting/Outside Services	NA	343
Addison Construction Company	Consulting/Outside Services	NA	196
Adecco Employment Service	Consulting/Outside Services	NA	1,919
Advecta	Consulting/Outside Services	NA	203
Air Pollution Testing Inc.	Consulting/Outside Services	NA	43
Ajilon Finance	Consulting/Outside Services	NA	101
AKW Consultants Inc.	Consulting/Outside Services	NA	72
Alan W. Burgess M.D.	Consulting/Outside Services	NA	44
Alice L. Evans	Consulting/Outside Services	NA	50
Allied Utility Network	Consulting/Outside Services	NA	32
American Engineering Testing	Consulting/Outside Services	NA	53
Analysts International Corporation	Consulting/Outside Services	NA	152
Arrow J Landscape & Design Inc.	Consulting/Outside Services	NA	90
Aspen Commercial Security Inc.	Consulting/Outside Services	NA	44
AT&T	Consulting/Outside Services	NA	35
Atlas Corporation Services	Consulting/Outside Services	NA	37
Auromira Worldwide LLC	Consulting/Outside Services	NA	27
Austin-Tetra	Consulting/Outside Services	NA	40
AVI Systems	Consulting/Outside Services	NA	37
BC Services Inc.	Consulting/Outside Services	NA	82
Bearing Point	Consulting/Outside Services	NA	1,104
Behrent Engineering Company	Consulting/Outside Services	NA	49
Benco Messenger Service, Inc.	Consulting/Outside Services	NA	31
Bentley Systems	Consulting/Outside Services	NA	63
Bill Magrogan	Consulting/Outside Services	NA	146
Black & Veatch, Engineering-Architectural	Consulting/Outside Services	NA	599
Black Diamond	Consulting/Outside Services	NA	152
Bluefire Partners	Consulting/Outside Services	NA	40
Bold Technologies LTD	Consulting/Outside Services	NA	35
Bowne of Minnesota	Consulting/Outside Services	NA	114
Braun Construction Inc.	Consulting/Outside Services	NA	37
Brink Electrical Construction	Consulting/Outside Services	NA	1,190
Brubaker & Associates Inc.	Consulting/Outside Services	NA	45
Burns & McDonnell, Inc.	Consulting/Outside Services	NA	70
Business Wire Corp.	Consulting/Outside Services	NA	83
C. I. Technologies	Consulting/Outside Services	NA	34
Caminus Corporation	Consulting/Outside Services	NA	343
Campbell Services, Inc.	Consulting/Outside Services	NA	114

Page 21b

ANNUAL REPORT OF XCEL ENERGY SERVICES INC.

For the Year Ended December 31, 2003

OUTSIDE SERVICES EMPLOYED–ACCOUNT 923
(thousands of dollars)

INSTRUCTIONS: Provide a breakdown of outside services employed. If the aggregate amounts paid to any one payee and included within one category is less than $25,000, only the aggregate number and amount of all such payments included within the subaccounts need be shown. Provide a subtotal for each type of service.

		RELATIONSHIP
	SERVICES	A’=ASSOCIATED
FROM WHOM PURCHASED	PROVIDED	“NA”=NONASSOCIATED	AMOUNT
Carlson School of Management	Consulting/Outside Services	NA	249
Cedar Corporation	Consulting/Outside Services	NA	26
CES International Inc.	Consulting/Outside Services	NA	855
Charan Associates, Inc.	Consulting/Outside Services	NA	99
Charles River Associates Inc.	Consulting/Outside Services	NA	73
Christina C. Forbes ESQ	Consulting/Outside Services	NA	49
Cindy S. Royster	Consulting/Outside Services	NA	112
Citigate Financial Intelligence	Consulting/Outside Services	NA	72
Clean Harbor Environmental Service	Consulting/Outside Services	NA	32
Collins Electrical Construction Co.	Consulting/Outside Services	NA	263
Colorado Dept. of Public Health & Environment	Consulting/Outside Services	NA	95
Commonwealth Associates, Inc.	Consulting/Outside Services	NA	171
Compucom Systems, Inc.	Consulting/Outside Services	NA	91
Compuware Corporation	Consulting/Outside Services	NA	141
Comquest Research LLC	Consulting/Outside Services	NA	37
Comtec, Inc.	Consulting/Outside Services	NA	38
Concur Technologies Inc.	Consulting/Outside Services	NA	66
Connect the Knowledge Network	Consulting/Outside Services	NA	178
Contract Engineering Services Inc.	Consulting/Outside Services	NA	72
Cook-Hurlbert Inc.	Consulting/Outside Services	NA	296
Core Integration Partners Inc.	Consulting/Outside Services	NA	634
Credit Suisse First Boston	Consulting/Outside Services	NA	66
Curtis 1000	Consulting/Outside Services	NA	27
Custom Compliance Solutions	Consulting/Outside Services	NA	59
Custom Environmental Services	Consulting/Outside Services	NA	26
CYMBAL Corporation	Consulting/Outside Services	NA	40
David Wethington	Consulting/Outside Services	NA	40
DDI Consulting Inc.	Consulting/Outside Services	NA	64
Dees Consultancy, Inc.	Consulting/Outside Services	NA	70
Dennhardt & Associates	Consulting/Outside Services	NA	36
Distributed Office Environment	Consulting/Outside Services	NA	68
Dolphin Software Inc.	Consulting/Outside Services	NA	35
Dominion Construction Co.	Consulting/Outside Services	NA	1,288
Donovan Construction Inc.	Consulting/Outside Services	NA	275
Douglas Brandon	Consulting/Outside Services	NA	25
DST Output, Inc.	Consulting/Outside Services	NA	325
e prime, inc.	Consulting/Outside Services	A	129
Edison Electric Institute	Consulting/Outside Services	NA	50
EDM International Inc.	Consulting/Outside Services	NA	50
Efficiency Engineering, Inc.	Consulting/Outside Services	NA	38
Eide Bailly LLP	Consulting/Outside Services	NA	96
ELCO Industries LTD	Consulting/Outside Services	NA	895
Eloquor Consulting, Inc.	Consulting/Outside Services	NA	66
Emergency Outfitters Inc.	Consulting/Outside Services	NA	27

Page 21c

ANNUAL REPORT OF XCEL ENERGY SERVICES INC.

For the Year Ended December 31, 2003

OUTSIDE SERVICES EMPLOYED–ACCOUNT 923
(thousands of dollars)

INSTRUCTIONS: Provide a breakdown of outside services employed. If the aggregate amounts paid to any one payee and included within one category is less than $25,000, only the aggregate number and amount of all such payments included within the subaccounts need be shown. Provide a subtotal for each type of service.

		RELATIONSHIP
	SERVICES	A’=ASSOCIATED
FROM WHOM PURCHASED	PROVIDED	“NA”=NONASSOCIATED	AMOUNT
Emmanual B. Hangar	Consulting/Outside Services	NA	40
Employee/Management Involvement Concept	Consulting/Outside Services	NA	60
Engineering Computer	Consulting/Outside Services	NA	36
Entegee	Consulting/Outside Services	NA	1,618
Entergy Services, Inc.	Consulting/Outside Services	NA	69
Enterprise Services Corporation	Consulting/Outside Services	NA	121
Envision Consulting	Consulting/Outside Services	NA	29
EPRI	Consulting/Outside Services	NA	317
Equifax Credit Information Services	Consulting/Outside Services	NA	67
Eric Hirst	Consulting/Outside Services	NA	52
Eurasia Business Services	Consulting/Outside Services	NA	363
Evergreen Caissons, Inc.	Consulting/Outside Services	NA	393
Express Personnel Services	Consulting/Outside Services	NA	59
First Revenue Assurance	Consulting/Outside Services	NA	62
Freelance Creative	Consulting/Outside Services	NA	296
Gantz Wiley Research	Consulting/Outside Services	NA	41
Gartner Group	Consulting/Outside Services	NA	30
GBSM Professional Services	Consulting/Outside Services	NA	100
GCI Tunheim	Consulting/Outside Services	NA	45
GE Energy Management Service	Consulting/Outside Services	NA	169
General Physics Corporation	Consulting/Outside Services	NA	113
Gold Metal Support	Consulting/Outside Services	NA	26
Golder Associates Inc.	Consulting/Outside Services	NA	40
Goldman Sachs & Company	Consulting/Outside Services	NA	510
Gradstaff, Inc.	Consulting/Outside Services	NA	48
Gunther Douglas, Inc.	Consulting/Outside Services	NA	1,102
H. Zinder & Associates, Inc.	Consulting/Outside Services	NA	31
Hay Group Inc.	Consulting/Outside Services	NA	59
Hayes Consulting Company, LLC	Consulting/Outside Services	NA	29
HDR Engineering Inc.	Consulting/Outside Services	NA	151
Health Promotion Management, Inc.	Consulting/Outside Services	NA	322
Heidrick & Struggles Inc.	Consulting/Outside Services	NA	171
Henwood Energy Service Inc.	Consulting/Outside Services	NA	92
Hewlett Packard	Consulting/Outside Services	NA	122
Hind Sight 20/20 Inc.	Consulting/Outside Services	NA	292
Hinz Automation Inc.	Consulting/Outside Services	NA	262
Hitachi Consulting	Consulting/Outside Services	NA	99
Holliday Enterprises Inc.	Consulting/Outside Services	NA	169
Holly D. Neel	Consulting/Outside Services	NA	71
IBM	Consulting/Outside Services	NA	13,537
ICITE	Consulting/Outside Services	NA	29
Independent Software Quality	Consulting/Outside Services	NA	29
Indicon	Consulting/Outside Services	NA	161

Page 21d

ANNUAL REPORT OF XCEL ENERGY SERVICES INC.

For the Year Ended December 31, 2003

OUTSIDE SERVICES EMPLOYED–ACCOUNT 923
(thousands of dollars)

INSTRUCTIONS: Provide a breakdown of outside services employed. If the aggregate amounts paid to any one payee and included within one category is less than $25,000, only the aggregate number and amount of all such payments included within the subaccounts need be shown. Provide a subtotal for each type of service.

		RELATIONSHIP
	SERVICES	A’=ASSOCIATED
FROM WHOM PURCHASED	PROVIDED	“NA”=NONASSOCIATED	AMOUNT
Indus International	Consulting/Outside Services	NA	317
Itasca Group	Consulting/Outside Services	NA	27
Itron Inc.	Consulting/Outside Services	NA	666
Jeane Thorne Inc.	Consulting/Outside Services	NA	771
Jimmie Horner	Consulting/Outside Services	NA	48
JMT Financial Partners LLC	Consulting/Outside Services	NA	151
John H. Davis III	Consulting/Outside Services	NA	27
Joseph Frangipane	Consulting/Outside Services	NA	36
Juran Institute Inc.	Consulting/Outside Services	NA	40
KVB Enertec	Consulting/Outside Services	NA	106
K.R. Swerdfeger Construction	Consulting/Outside Services	NA	35
Keltoi Consulting LLC	Consulting/Outside Services	NA	94
Kforce Inc.	Consulting/Outside Services	NA	30
Kim Michael Staudt	Consulting/Outside Services	NA	141
Kintana, Inc.	Consulting/Outside Services	NA	461
Kris L. Brown	Consulting/Outside Services	NA	89
L & M Mail Service Inc.	Consulting/Outside Services	NA	60
Lamber Macgillthomas, Inc.	Consulting/Outside Services	NA	28
Leo Tinoco	Consulting/Outside Services	NA	143
Liaison Creative Services	Consulting/Outside Services	NA	125
Lindberg Consulting	Consulting/Outside Services	NA	47
Lucidity Consulting Group	Consulting/Outside Services	NA	3,562
Lynn Bileti	Consulting/Outside Services	NA	139
Manitoba Hydro	Consulting/Outside Services	NA	33
Manpower Temporary Services	Consulting/Outside Services	NA	469
Market Strategies, Inc.	Consulting/Outside Services	NA	219
Marsh USA Inc.	Consulting/Outside Services	NA	190
Mary E. Miura	Consulting/Outside Services	NA	124
Master Electric Inc.	Consulting/Outside Services	NA	53
Master Lee Energy Services Inc.	Consulting/Outside Services	NA	105
Mclagen International Inc.	Consulting/Outside Services	NA	49
MDA Consulting Group Inc.	Consulting/Outside Services	NA	74
Mears/HDD LLC	Consulting/Outside Services	NA	377
Media Mosaic	Consulting/Outside Services	NA	65
Mercury Interactive Corporation	Consulting/Outside Services	NA	768
Meridium Inc.	Consulting/Outside Services	NA	30
Merrick & Company	Consulting/Outside Services	NA	688
Midwest Inspection Services	Consulting/Outside Services	NA	26
Mile High Properties, LLC	Consulting/Outside Services	NA	154
Minneapolis Consulting Group	Consulting/Outside Services	NA	106
Monique Lovato	Consulting/Outside Services	NA	84
MTR Resources Inc.	Consulting/Outside Services	NA	29
Munchiando Excavating	Consulting/Outside Services	NA	65

Page 21e

ANNUAL REPORT OF XCEL ENERGY SERVICES INC.

For the Year Ended December 31, 2003

OUTSIDE SERVICES EMPLOYED–ACCOUNT 923
(thousands of dollars)

INSTRUCTIONS: Provide a breakdown of outside services employed. If the aggregate amounts paid to any one payee and included within one category is less than $25,000, only the aggregate number and amount of all such payments included within the subaccounts need be shown. Provide a subtotal for each type of service.

		RELATIONSHIP
	SERVICES	A’=ASSOCIATED
FROM WHOM PURCHASED	PROVIDED	“NA”=NONASSOCIATED	AMOUNT
National Strategies Inc.	Consulting/Outside Services	NA	63
New Boston Systems	Consulting/Outside Services	NA	36
New Energy Associates LLC	Consulting/Outside Services	NA	44
New Harbor, Inc.	Consulting/Outside Services	NA	55
New York Stock Exchange, Inc.	Consulting/Outside Services	NA	377
Nisoft LLC	Consulting/Outside Services	NA	128
Northwestern Travel Agency	Consulting/Outside Services	NA	61
Occupational Medicine	Consulting/Outside Services	NA	50
Office Information Systems Inc.	Consulting/Outside Services	NA	278
Office Team	Consulting/Outside Services	NA	45
Opus 21 Management Solutions	Consulting/Outside Services	NA	693
Oracular of Minnesota	Consulting/Outside Services	NA	485
Osmose Inc.	Consulting/Outside Services	NA	32
PA Consulting Group	Consulting/Outside Services	NA	130
Pacioli Companies	Consulting/Outside Services	NA	36
Par Consulting Inc.	Consulting/Outside Services	NA	58
Par Electrical Contractors	Consulting/Outside Services	NA	282
Percite Information Technology	Consulting/Outside Services	NA	83
Personnel Decisions International Corp.	Consulting/Outside Services	NA	76
Pettigrew & Associates	Consulting/Outside Services	NA	142
PIRA Energy Group	Consulting/Outside Services	NA	139
Power Delivery Consultants Inc.	Consulting/Outside Services	NA	67
Power Technologies, Inc.	Consulting/Outside Services	NA	312
Powerhouse Rigging	Consulting/Outside Services	NA	118
Powerplant Consultants	Consulting/Outside Services	NA	363
Powerplus Engineering LLC	Consulting/Outside Services	NA	72
Powerworld Corporation	Consulting/Outside Services	NA	35
Precision Resource Co.	Consulting/Outside Services	A	453
Primen’s Energy	Consulting/Outside Services	NA	76
Profile Marketing Research	Consulting/Outside Services	NA	33
Pro Staff Personnel Services	Consulting/Outside Services	NA	203
Quantum Consulting & Placement	Consulting/Outside Services	NA	56
RJ Services, Inc.	Consulting/Outside Services	NA	102
RA Waffensmith & Company Inc.	Consulting/Outside Services	NA	143
Raptor Resource Project	Consulting/Outside Services	NA	50
Rellek Dev., Inc.	Consulting/Outside Services	NA	112
Rescue Consulting LLC	Consulting/Outside Services	NA	44
Resources Connection, Inc.	Consulting/Outside Services	NA	355
Retec Group Inc.	Consulting/Outside Services	NA	57
Revenew International Inc.	Consulting/Outside Services	NA	604
Rick Souther	Consulting/Outside Services	NA	56
Right Management Consulting, Inc.	Consulting/Outside Services	NA	614
Ritz Carlton Naples	Consulting/Outside Services	NA	33
RM Software, Inc.	Consulting/Outside Services	NA	360

Page 21f

ANNUAL REPORT OF XCEL ENERGY SERVICES INC.

For the Year Ended December 31, 2003

OUTSIDE SERVICES EMPLOYED–ACCOUNT 923
(thousands of dollars)

INSTRUCTIONS: Provide a breakdown of outside services employed. If the aggregate amounts paid to any one payee and included within one category is less than $25,000, only the aggregate number and amount of all such payments included within the subaccounts need be shown. Provide a subtotal for each type of service.

		RELATIONSHIP
	SERVICES	A’=ASSOCIATED
FROM WHOM PURCHASED	PROVIDED	“NA”=NONASSOCIATED	AMOUNT
Robert Half	Consulting/Outside Services	NA	259
Robert Reents	Consulting/Outside Services	NA	114
Robins, Kaplan, Miller & Ciresi	Consulting/Outside Services	NA	703
RSM Enterprises	Consulting/Outside Services	NA	64
Russell Reynolds Associates Inc.	Consulting/Outside Services	NA	99
S G S Statistical Services LLC	Consulting/Outside Services	NA	53
Security Solutions, LLC	Consulting/Outside Services	NA	143
Sedway Consulting, Inc.	Consulting/Outside Services	NA	44
Seever Courier Service	Consulting/Outside Services	NA	41
Shared Resource Management	Consulting/Outside Services	NA	189
Shareholder.Com	Consulting/Outside Services	NA	47
Shaw Power Technologies Inc.	Consulting/Outside Services	NA	131
Siemens Power T&D, Inc.	Consulting/Outside Services	NA	8,337
Silicon Energy Corporation	Consulting/Outside Services	NA	920
Sitrick & Company Inc.	Consulting/Outside Services	NA	51
Space Plan LLC	Consulting/Outside Services	NA	44
SSR Engineering Inc.	Consulting/Outside Services	NA	162
Stone & Webster Inc.	Consulting/Outside Services	NA	50
Sungard Energy Systems, Inc.	Consulting/Outside Services	NA	503
Synergetic Design Inc.	Consulting/Outside Services	NA	1,336
Synova, Inc.	Consulting/Outside Services	NA	168
Technology Resource Group, Inc.	Consulting/Outside Services	NA	183
Techreation	Consulting/Outside Services	NA	33
TekSystems, Inc.	Consulting/Outside Services	NA	249
The Affiliates	Consulting/Outside Services	NA	48
The Blackstone Group LP	Consulting/Outside Services	NA	804
The Condor Group	Consulting/Outside Services	NA	48
The Marathon Group	Consulting/Outside Services	NA	51
The Maris Group	Consulting/Outside Services	NA	288
The Mosaic Company	Consulting/Outside Services	NA	218
The Weitz Company LLC	Consulting/Outside Services	NA	390
Theobald & Associates	Consulting/Outside Services	NA	29
Thomson Financial Corporation	Consulting/Outside Services	NA	31
Top Echelon Contracting, Inc.	Consulting/Outside Services	NA	33
Towers Perrin	Consulting/Outside Services	NA	226
TQS Research Inc.	Consulting/Outside Services	NA	43
Trainor Construction Company Inc.	Consulting/Outside Services	NA	576
Trans Alarm	Consulting/Outside Services	NA	2,914
Transformer Disposal	Consulting/Outside Services	NA	53
Tru-check Inc.	Consulting/Outside Services	NA	91
Trudy Alice Marshall	Consulting/Outside Services	NA	31
Tunheim Partners	Consulting/Outside Services	NA	162
Two Degrees	Consulting/Outside Services	NA	127
Ulteig Engineers, Inc.	Consulting/Outside Services	NA	632
United Business Mail	Consulting/Outside Services	NA	210

Page 21g

ANNUAL REPORT OF XCEL ENERGY SERVICES INC.

For the Year Ended December 31, 2003

OUTSIDE SERVICES EMPLOYED–ACCOUNT 923
(thousands of dollars)

INSTRUCTIONS: Provide a breakdown of outside services employed. If the aggregate amounts paid to any one payee and included within one category is less than $25,000, only the aggregate number and amount of all such payments included within the subaccounts need be shown. Provide a subtotal for each type of service.

		RELATIONSHIP
	SERVICES	A’=ASSOCIATED
FROM WHOM PURCHASED	PROVIDED	“NA”=NONASSOCIATED	AMOUNT
UP Tempo Consulting	Consulting/Outside Services	NA	110
Utilities International, Inc.	Consulting/Outside Services	NA	5,544
Utility Engineering	Consulting/Outside Services	A	1,663
Virginia A. Varga	Consulting/Outside Services	NA	42
Virtual Enterprises Inc.	Consulting/Outside Services	NA	182
Wackenhut	Consulting/Outside Services	NA	371
Waltco, Inc.	Consulting/Outside Services	NA	61
Ware Consulting LLC	Consulting/Outside Services	NA	129
Warehouse Intellect	Consulting/Outside Services	NA	34
Waste Management	Consulting/Outside Services	NA	170
Waukesha Electric Systems, Inc.	Consulting/Outside Services	NA	210
Weatherdata, Inc.	Consulting/Outside Services	NA	30
Weather Eye Inc.	Consulting/Outside Services	NA	33
Wenck Associates, Inc.	Consulting/Outside Services	NA	53
Zechman & Associates	Consulting/Outside Services	NA	255
Other (841)	Various	NA	1,325

	Total Consulting/Outside Services		86,731

	TOTAL CONSULTING/OUTSIDE SERVICES EMPLOYED		$94,845

ANNUAL REPORT OF XCEL ENERGY SERVICES INC.

For the Year Ended December 31, 2003

EMPLOYEE PENSION AND BENEFITS—ACCOUNT 926
(thousands of dollars)

INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

DESCRIPTION	AMOUNT
Pensions	$(18,001)
Managed Health Care/Dental/Vision	21,273
Employee Savings Plans (401K)	7,056
Supplemental Executive Retirement Plan	5,160
Post Retirement Health Care	1,342
Life Insurance	3,325
Post Employment Benefits	(267)
Long Term Disability	552
Other	1,581

TOTAL	$22,021

ANNUAL REPORT OF XCEL ENERGY SERVICES INC.

For the Year Ended December 31, 2003

GENERAL ADVERTISING EXPENSE–ACCOUNT 930.1
(thousands of dollars)

INSTRUCTIONS: Provide a listing of the amount included in Account 930.1, “General Advertising Expenses”, classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

DESCRIPTION	NAME OF PAYEE	AMOUNT
Ad Agency/Advertising/Printing	McClain Finlon Advertising Inc.	$7,662
Advertising - Sponsorship	St. Paul Facilities Management	2,194
Advertising	Pepsi Center	819
Advertising - Sponsorship	Minnesota Wild Hockey Club	665
Printing	DST Output, Inc.	562
Advertising	Minntertainment Co.	450
Printing	Goldstein’s	156
Printing	Hotchkiss, Inc.	136
Advertising	Nexus Energy Software, Inc.	133
Advertising	Direct Marketing Solutions	83
Advertising	Decision Analyst Inc.	76
Advertising	City of Minneapolis	70
Advertising	Minneapolis Downtown Council	70
Advertising	Saint Paul Riverfront Corp.	63
Advertising	Saint Paul Festival & Heritage	62
Advertising	St. Paul Area Chamber of Commerce	60
Advertising	Cactus Marketing Communications	55
Advertising	Taste of Minnesota	45
Advertising	Texas Panhandle Heritage	40
Advertising - Sponsorship	Downtown Denver Partnership, Inc.	35
Printing	Sprint Press	27
Advertising	Culture Inc.	25
Advertising	United States Postmaster	23
Printing	Merit Printing	22
Advertising	Bolder Boulder	18
Advertising	Ambassador Press	14
Advertising	Greater Minneapolis Chamber of Commerce	12
Advertising	JFM Communications	9
Printing	DW Mail LLC	8
Advertising	United Hospital Foundation	8
Advertising	MEDA	6
Advertising	YWCA of Minneapolis	6
Advertising	Ad Strategies	5
Advertising	Amherst H. Wilder Foundation	5
Advertising	Casa De Esperanza	5
Advertising	Como Zoo & Conservatory	5
Advertising	Junior Achievement	5
Advertising	Marketing Minneapolis LLC	5
Advertising	Minnesota Orchestra	5
Advertising	National Council of Jewish Women	5

Page 23a

ANNUAL REPORT OF XCEL ENERGY SERVICES INC.

For the Year Ended December 31, 2003

GENERAL ADVERTISING EXPENSE—ACCOUNT 930.1
(thousands of dollars)

INSTRUCTIONS: Provide a listing of the amount included in Account 930.1, “General Advertising Expenses”, classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

DESCRIPTION	NAME OF PAYEE	AMOUNT
Advertising	The Childrens Theatre Co.	5
Advertising	Torah Academy	5
Advertising	University of Minnesota	5
Advertising - Sponsorship	Vail Place	5
Advertising	Boys & Girls Club of the Twin Cities	4
Advertising	Capital City Partnership	4
Advertising	City of St Paul	4
Advertising	Ordway Circle of Stars	4
Printing	Pyramid Print & Graphics	4
Advertising	Central Minnesota Community Foundation	3
Advertising	Cray Academy	3
Advertising	Home Builders Association	3
Advertising	Jeremiah Program	3
Advertising	Minnesota Zoo	3
Miscellaneous Advertising	Various (94)	58

	TOTAL	$13,767

Page 23b

ANNUAL REPORT OF XCEL ENERGY SERVICES INC.

For the Year Ended December 31, 2003

MISCELLANEOUS GENERAL EXPENSES—ACCOUNT 930.2
(thousands of dollars)

INSTRUCTIONS: Provide a listing of the amount included in Account 930.2, “Miscellaneous General Expenses” classifying such expenses according to their nature. Payments and expenses permitted by Section 321 (b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. 441 (b)(2)) shall be separately classified.

DESCRIPTION	AMOUNT
Utility Association Dues	$1,557
Board of Director Fees and Expenses	1,678
Shared Asset Costs (1)	11,167
Shareholder Relations Expenses	848

TOTAL	$15,250

(1) Costs for capital assets utilized by more than one affiliate company

RENTS—ACCOUNT 931
(thousands of dollars)

INSTRUCTIONS: Provide a listing of the amount included in Account 931, “Rents”, classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

TYPE OF PROPERTY	AMOUNT
Rents - Office Space	$9,169

TOTAL	$9,169

ANNUAL REPORT OF XCEL ENERGY SERVICES INC.

For the Year Ended December 31, 2003

TAXES OTHER THAN INCOME TAXES–ACCOUNT 408
(thousands of dollars)

INSTRUCTIONS: Provide an analysis of Account 408 “Taxes Other Than Income Taxes”. Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

KIND OF TAX	AMOUNT
Other Than U.S. Government Taxes:
State Unemployment Taxes	$1,116
Franchise Tax - Texas, Kansas, Delaware, Ohio and New Mexico	13
Denver Occupational Tax	35
Other - various	1

SUBTOTAL	1,165

U.S. Government Taxes:
Social Security and Medicare Taxes	16,019
Federal Unemployment Taxes	204

SUBTOTAL	16,224

TOTAL	$17,389

ANNUAL REPORT OF XCEL ENERGY SERVICES INC.

For the Year Ended December 31, 2003

DONATIONS—ACCOUNT 426.1
(thousands of dollars)

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1, “Donations”, classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

NAME OF RECIPIENT	PURPOSE OF DONATION	AMOUNT
American Ireland Fund	Contribution to support community assistance	$8
Beaux Arts	Contribution to support community assistance	5
BJ Fund	Contribution to support community assistance	10
Business Wears Inc.	Contribution to support community assistance	7
City of Arvada; Arvada Center	Contribution to support community assistance	3
Colorado Business Hall of Fame	Contribution to support community assistance	5
Denver Center for the Performing Arts	Contribution to support community assistance	6
Denver Public Library	Contribution to support community assistance	5
Denver Public Schools Foundation	Contribution to support community assistance	10
Friend of Arboretum Inc.	Contribution to support community assistance	2
Greater Pueblo Chamber of Commerce	Contribution to support community assistance	3
Home Builders Association	Contribution to support community assistance	10
Milestone Growth Fund, Inc.	Contribution to support community assistance	3
Minnesota Chamber of Commerce	Contribution to support community assistance	4
Minnesota State Society	Contribution to support community assistance	4
Options, Inc.	Contribution to support community assistance	5
The Pinnacle Club	Contribution to support community assistance	3
The Progress and Freedom Foundation	Contribution to support community assistance	10
Rock the Vote Education Fund	Contribution to support community assistance	10
Salvation Army	Contribution to support community assistance	3
Samaritan Institute	Contribution to support community assistance	3
Shaka Franklin Foundation	Contribution to support community assistance	3
Southeast Business Partnership	Contribution to support community assistance	4
University of Wisc. System Corp. Sponsorship	Contribution to support community assistance	5
Urban League of Metro Denver	Contribution to support community assistance	5
US Chamber of Commerce	Contribution to support community assistance	140
Volunteers of America	Contribution to support community assistance	10
Wisconsin Environmental Initiative	Contribution to support community assistance	5
Wisconsin Public Utility Institute	Contribution to support community assistance	7
Women’s Vision Foundation	Contribution to support community assistance	5
Xcel Energy Foundation	Contribution to support community assistance	2,719
Youth of the Year	Contribution to support community assistance	3
Arthritis Foundation	Contribution to support health	3
The Children’s Hospital Foundation	Contribution to support health	10
Citzens Scholarship Foundation	Contribution to support education	65
Mizel Center for Arts & Culture	Contribution to support education	5
Colorado Energy Assistance Foundation (CEAF)	Contribution to support low income	500
United Way	Contribution to support United Way	7
Boy Scouts of America	Contribution to support young people	13
Girl Scouts Mile Hi Council	Contribution to support young people	6
Junior Achievement	Contribution to support young people	6
Marketplace of Ideas-Marketplace for Kids	Contribution to support young people	10
Other (152)		78

	TOTAL	$3,728

ANNUAL REPORT OF XCEL ENERGY SERVICES INC.

For the Year Ended December 31, 2003

OTHER DEDUCTIONS—ACCOUNT 426.4 and 426.5
(thousands of dollars)

INSTRUCTIONS: Provide a listing of the amount include in Account 426.5, “Other Deductions”, classifying such expenses according to their nature.

Account 426.4, Expenditures for Certain Civic, Political & Related Activities

DESCRIPTION	NAME OF PAYEE	AMOUNT
Federal Lobbying	Various	$890
State Lobbying	Various	2,613
Federal PAC	Various	75
Payments to political party, candidate for public office, committee, etc.		—

	TOTAL	$3,578

Account 426.5 Other Deductions

DESCRIPTION	NAME OF PAYEE	AMOUNT
NRG Bankruptcy and Reorganization (billed to Holding Company)	Various	$21,597
Life Insurance Premiums for Corporate Officers and to fund non-qualified deferred compensation programs	Various	1,738
Social Dues and Expenses	Various	497
Penalties or fines	Various	34

	TOTAL	$23,866

ANNUAL REPORT OF XCEL ENERGY SERVICES, INC.

For the Year Ended December 31, 2003

SCHEDULE XVIII—NOTES TO STATEMENT OF INCOME

INSTRUCTIONS: The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases and services rendered or expenses incurred during the year. Notes related to financial statements shown elsewhere in this report may be indicated here by reference.

Account 426.4 - Starting January 2003, Account 426.4 is used for civic and political activities.

Account 431 -	Credit balance due to cash surrender value for life insurance policies held for corporate officers and to fund non-qualified deferred compensation programs.

Account 922 -	Costs for Aviation Services, Information Technology and Supply Chain Purchasing are initially recorded in income statement clearing accounts (408, 920-926) according to the nature of the cost. At month-end these costs are transferred to the balance sheet clearing accounts (184) and account 922 is credited.

Also see Notes to Financial Statements on pages 14-14e for additional Notes to Statement of Income.

ANNUAL REPORT OF XCEL ENERGY SERVICES INC.

For the Year Ended December 31, 2003

ORGANIZATION CHART (SUMMARY LEVEL)

ORGANIZATION CHART	SERVICE FUNCTION
Chairman, CEO	Executive Management Services
Audit Services	Internal Audit
Investor Relations	Investor Relations
Financial Operations-Vice-President, CFO	Accounting, Fin Reporting, Taxes
Accounting	Accounting, Fin Reporting, Taxes
Finance and Treasury	Finance and Treasury
General Counsel	Legal
Claims Services	Claims Services
President, COO	Corp Strategy & Business Development
Business Systems - Vice-President, CIO	Information Technology
Shared Services - Vice-President, CAO	Executive Management Services
Shared Services-Controller	Business Unit Acctg & Budgeting
Human Resources	Human Resources
Communications	Corporate and Employee Communications
Supply Chain	Supply Chain and S. Chain Special Programs
Facilities and Real Estate	Facilities and Real Estate
Aviation	Aviation
Payroll	Payroll
Accounts Payable	Payment & Reporting
Energy Supply - President	Business Unit Acctg & Budgeting
Energy Supply Asset Management-Vice-President	Business Unit Acctg & Budgeting
Energy Supply Business Resources	Energy Supply Business Resources
Energy Supply Engineering & Environmental	Energy Supply Engineering & Environmental
Customer & Field Oprations - President	Business Unit Acctg & Budgeting
C&FO - Finance-Vice-President	Business Unit Acctg & Budgeting
C&FO Engineering/Design	Energy Delivery Engineering/Design
C&FO Construction, Oper. & Maint.	Energy Delivery Constr, Oper & Maint
Fleet	Fleet
C&FO Marketing	Energy Delivery Marketing
Marketing and Sales	Marketing and Sales
Customer Service	Customer Service
Receipts Processing	Receipts Processing
Commercial Enterprises - President	Corp Strategy & Business Development
Regulatory and Governmental Affairs - Vice-President	Rates and Regulation
Regulatory Administration	Rates and Regulation
Government Affairs	Government Affairs
Regulated Trading & Marketing	Energy Mkts Reg Trading & Mktg
Energy Markets Fuel Procurement	Energy Markets Fuel Procurement
Energy Markets Accounting & Finance	Business Unit Acctg & Budgeting

ANNUAL REPORT OF XCEL ENERGY SERVICES INC.

METHODS OF ALLOCATION

Revenue Ratio - Based on the sum of the monthly revenue amounts for the prior year ending December 31, the numerator of which is for an applicable Operating Company or affiliate company and the denominator of which is for all applicable Operating Companies and affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

Employee Ratio - Based on the number of employees at the end of the prior year ending December 31, the numerator of which is for an applicable Operating Company or affiliate company and the denominator of which is for all applicable Operating Companies and affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

Total Assets Ratio, with 15 Percent of Assets assigned to Xcel Energy Inc. - Based on the total assets as of December 31 for the prior year, the numerator of which is for an applicable Operating Company or affiliate company and the denominator of which is for all applicable Operating Companies and affiliate companies. Xcel Energy Inc. will be assigned fifteen percent of the total assets. This ratio will be determined annually, or at such time as may be required due to significant changes.

Total Assets Ratio - Based on the total assets as of December 31 for the prior year, the numerator of which is for an applicable Operating Company or affiliate company and the denominator of which is for all applicable Operating Companies and affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

Square Footage Ratio - Based on the total square footage as of December 31 for the prior year, the numerator of which is for an applicable Operating Company or affiliate company and the denominator of which is for all applicable Operating Companies and affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

Invoice Transaction Ratio - Based on the sum of the monthly number of invoice transactions processed for the prior year ending December 31, the numerator of which is for an applicable Operating Company or affiliate company and the denominator of which is for all applicable Operating Companies and affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

Customer Bills Ratio – Based on the average of the monthly total number of customer bills issued during the prior year ending December 31, the numerator of which is for an applicable Operating Company or affiliate company and the denominator of which is for all applicable Operating Companies and affiliate companies. This ratio will be determined annually, or at such a time as may be required due to significant changes.

MWh Generation Ratio - Based on the sum of the monthly electric MWh generated during the prior year ending December 31, the numerator of which is for an applicable Operating Company and the denominator of which is for all applicable Operating Companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

Page 29a

ANNUAL REPORT OF XCEL ENERGY SERVICES INC.

METHODS OF ALLOCATION

Total MWh Sales Ratio - Based on the sum of the monthly electric MWh hours sold during the prior year ending December 31, the numerator of which is for an applicable Operating Company and the denominator of which is for all applicable Operating Companies. This includes sales to ultimate customers, wholesale customers, and non-requirement sales for resale. This ratio will be determined annually, or at such time as may be required due to significant changes.

Customers Ratio - Based on the average of the monthly total electric customers (and/or gas customers, or residential, business and large commercial and industrial customers where applicable) for the prior year ending December 31, the numerator of which is for an applicable Operating Company or affiliate company and the denominator of which is for all applicable Operating Companies and affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

Labor Dollars Ratio - Based on the XES department (performing center) labor dollars charged to Operating companies and other affiliates for the month. The numerator of which is the labor dollars charged to an Operating Company or affiliate company and the denominator of which is for all Operating Companies and affiliate companies charged by the department for the month.

Delivery Services Gross Plant Ratio - Based on transmission and distribution gross plant for the Delivery Business unit, both electric and gas for the prior year ending December 31, the numerator of which is an applicable Operating Company and the denominator of which is for all applicable Operating Companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

ANNUAL REPORT OF XCEL ENERGY SERVICES INC.

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

For the Period Ended December 31, 2003

     The following annual statement was supplied to each associate company in support of the amount of compensation for use of capital billed during 2003:

     In accordance with Instruction 01-12 of the Securities and Exchange Commission’s Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Xcel Energy Services Inc. (XES) submits the following information on the billing of interest on borrowed funds to associated companies for the year 2003:

A.	Amount of interest billed to associate companies is contained on page 16, Analysis of Billing.

B.	Amount of interest XES pays Xcel Energy Inc. is based on Xcel Energy’s weighted cost of debt adjusted for their commitment (facilities) fees. Interest is billed to associate companies based on each company’s Accounts Receivable balance weighted with other significant Service Company assets in which the benefits can be directly assigned to specific companies. Companies with outstanding Accounts Receivable balances greater than 30 days and more than $1,000 are charged a 1% penalty on the outstanding balance in addition to their monthly interest expense. The penalty amounts reduce the monthly interest amount allocated based on total Accounts Receivable balances.

ANNUAL REPORT OF XCEL ENERGY SERVICES INC.

SIGNATURE CLAUSE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

Xcel Energy Services Inc.

(Name of Reporting Company)

By: /s/ Teresa S. Madden

(Signature of Signing Officer)

Teresa S. Madden, Vice President and Controller

(Printed Name and Title of Signing Officer)

Date: April 30, 2004